UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated January 25, 2018

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  Two press releases dated January 25, 2018: (i) announcing change in STMicroelectronics’ leadership team; and (ii) announcing Carlo Bozotti’s Succession Plan.

PR N°. C2843C

STMicroelectronics announces change in leadership team

Geneva, January 25, 2018 - STMicroelectronics (NYSE: STM) announced today that Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, has informed the Company about his intention to step down from his position at the same time as ST President and CEO Carlo Bozotti’s retirement, which will be effective at the conclusion of the Annual General Shareholders’ meeting, to pursue other personal opportunities. Mr. Ferro will remain President of ST’s Italian affiliate until the end of 2018.

Carlo Bozotti commented: “Carlo has been associated with ST in various capacities since its IPO in 1994. Since then, he has strongly contributed to the Company’s average compound total return to shareholders of about 10% per year. In his role of CFO, and then with increased responsibilities in Legal, IP, Infrastructure and Planning, he has fully supported ST’s transformation, inspiring and driving key initiatives of product portfolio management, financial discipline, asset management and financing on the capital markets. Through his leadership, he has developed an outstanding and talented Finance organization”.

“I am grateful to Carlo, to the ST Supervisory Board and to all of my colleagues for such a unique professional opportunity during my time at ST. I remain committed to the Company and its shareholders with unchanged dedication during this period of transition and I wish to ST, and to all ST employees, all the best for the future”, said Carlo Ferro.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

PR N°. C2844C

Carlo Bozotti’s Succession Plan Announced at STMicroelectronics

•	Deputy CEO Jean-Marc Chery proposed as Sole Member of the Managing Board at the 2018 Annual General Meeting of Shareholders and to become next President & CEO
•	Newly-formed Executive Committee to become effective upon shareholder approval of Mr. Chery’s appointment

Geneva, January 25, 2018 - As previously reported, the mandate of Carlo Bozotti as Sole Member of the Managing Board, as well as President and CEO of STMicroelectronics, will expire at the end of the Annual General Meeting of Shareholders of 2018. The Supervisory Board of STMicroelectronics warmly thanks Carlo Bozotti who, through his 41-year career, brought an outstanding contribution to the Company and led the recent turnaround.

Mr. Bozotti, together with his management team, has driven ST’s transformation over the past few years, setting the stage for sustainable and profitable growth also in the years to come. The Company’s Supervisory Board supports the continuity of ST’s strategy, plans and management culture and, for this reason, will propose the appointment of Jean-Marc Chery as Sole Member of the Managing Board at the 2018 Annual General Meeting of Shareholders. Mr. Chery will also hold the position of President & CEO of STMicroelectronics.

Upon the proposal of Jean-Marc Chery, the Supervisory Board has approved the establishment of a newly formed Executive Committee, entrusted with the management of the Company and led by ST’s President & CEO as its Chairman.
The Executive Committee and the new ST organization will become effective upon the appointment of Jean-Marc Chery as Sole Member of the Managing Board and President & CEO of ST, immediately following the Company’s 2018 Annual General Meeting of Shareholders.

The other members of ST’s Executive Committee will be the following:

-	Orio Bellezza, President, Technology, Manufacturing and Quality
-	Marco Cassis, President, Sales, Marketing, Communications and Strategy Development
-	Claude Dardanne, President, Microcontrollers and Digital ICs Group
-	Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer
-	Marco Monti, President, Automotive and Discrete Group
-	Georges Penalver, President, Human Resources and Corporate Social Responsibility
-	Steve Rose, President, Legal Counsel
-	Benedetto Vigna, President, Analog, MEMS and Sensors Group.

Mr. Chery currently serves as Deputy CEO of ST. He began his career in the Quality organization of Matra, the French engineering group. In 1986, he joined Thomson Semiconducteurs, which subsequently became ST, and held various management positions in product planning and manufacturing, rising to lead ST’s wafer fabs in Tours, France, and later in Rousset, France. In 2005, Chery took charge of ST’s Front-End Manufacturing in Asia Pacific. In 2008, he was promoted Chief Technology Officer and assumed additional responsibilities for Manufacturing and Quality (2011) and the Digital Product Sector (2012). In 2014, he was promoted Chief Operating Officer.
Chery chairs the Board of STS, ST’s manufacturing joint venture in China, and holds board membership at the European microelectronics R&D program AENEAS.
Jean-Marc Chery was born in Orleans, France, in 1960, and graduated with a degree in Engineering from the ENSAM engineering school in Paris, France.

The biographies of the proposed members of the Executive Committee are available at the following link:

http://www.st.com/content/st_com/en/about/st_company_information/st_executive_officers.html

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics

Date: January 25, 2018	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services